UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                 Amendment No. 1


                               ANGEION CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    03462H404
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                                 (CUSIP Number)

                                 JIM KORN, ESQ.
                        DEEPHAVEN CAPITAL MANAGEMENT LLC
                          130 CHESHIRE LANE, SUITE 102
                              MINNETONKA, MN 55305
                                  952-249-5538

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 18, 2004
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No. 03462H404

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               DEEPHAVEN CAPITAL MANAGEMENT LLC
               41-1908497
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) []
                                                                         (b) []
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 []
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   795,048
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                795,048
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     795,048
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               []
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     22.1%
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     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

Item 1. Security and Issuer

This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, CUSIP 03462H404, of Angeion Corporation, a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 350 Oak Grove Parkway, St. Paul, MN 55127.

Item 2.  Identity and Background.

(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

(c)  The  principal   business  of  Deephaven  Capital   Management  LLC  is  an
     unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Deephaven Capital Management LLC is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

Deephaven Capital Management LLC purchased 43,800 shares of common stock between June 18 and June 22, 2004 on the open market with its own working capital, bringing the total of shares of common stock owned to 795,048.

Item 4.  Purpose of the transactions

(b) Deephaven Capital Management LLC owned approximately $5,000,000 of the Issuer's bond. The Issuer filed for a petition for reorganization under Chapter 11 of the Bankruptcy Code. The exchange of these bonds into shares of the Issuer's Common Stock resulted in Deephaven Capital Management LLC acquiring the 751,248 shares in November 2002. between June 18 and June 22, 2004, Deephaven Capital Management LLC purchased an additional 43,800 shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The aggregate percentage of Shares of Common Stock reported owned by Deephaven Capital Management LLC herein is based upon 3,597,638 Shares outstanding, which is the total number of Shares of Issuer's Common Stock outstanding as of June 4, 2004 as reported in the Issuer's Form 10-QSB filed on June 14, 2004.

     As of the close of business on June 22, 2004, Deephaven Capital Management LLC beneficially owned 795,048 Shares of Common Stock, constituting approximately 22.1% of the Shares outstanding. Deephaven Capital Management LLC has sole voting and dispositive power with respect to the 795,048 Shares.

     (c) In the past 60 days, Deephaven Capital Management LLC effected the following transactions:

06/17/2004 - purchased 8,000 shares common stock
06/18/2004 - purchased 35,000 shares common stock
06/22/2004 - purchased 800 shares common stock

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 28, 2004

DEEPHAVEN CAPITAL MANAGEMENT LLC




/s/ Jim Korn
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By: Jim Korn, Chief Legal Officer.